SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               THE WMF GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                    929289106
                             ---------------------
                                 (CUSIP Number)

James M. Better                                 Jeffrey J. Rosen, Esq.
Capricorn Investors II, L.P.                    O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                     The Citicorp Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                   New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 1999
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

         CUSIP Number 929289106
                      ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           163,532
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   163,532
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         163,532
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------------
* Assumes 6,248,990 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares (as defined below) issued upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option, and (v) 84,607 shares of Common Stock issuable upon exercise of the Rights by Capricorn Holdings, Inc. Does not include 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock.


                                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,701,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,701,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,701,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

----------------
* Assumes 6,248,990 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issued upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option, and (v) 84,607 shares of Common Stock issuable upon exercise of the Rights by Capricorn Holdings, Inc. Does not include 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock.


                                Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,701,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,701,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,701,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.2%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------------
* Assumes 6,248,990 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issued upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option, and (v) 84,607 shares of Common Stock issuable upon exercise of the Rights by Capricorn Holdings, Inc. Does not include 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock.


                                Page 4 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,864,544
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,864,544
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,864,544
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.8%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
* Assumes 6,248,990 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issued upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option, and (v) 84,607 shares of Common Stock issuable upon exercise of the Rights by Capricorn Holdings, Inc. Does not include 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock.


                                Page 5 of 8 Pages

         This Amendment No. 5 to Schedule 13D (as amended from time to time, the "SCHEDULE 13D") filed on November 25, 1997, by Capricorn Investors, L.P. ("CAPRICORN I"), Capricorn Holdings, G.P. ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc. ("WINOKUR HOLDINGS"), Herbert S. Winokur, Jr. ("WINOKUR"), Capricorn Investors II, L.P. ("CAPRICORN II") and Capricorn Holdings, LLC ("CAPRICORN HOLDINGS, LLC"), is hereby filed by Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.), Capricorn II, Capricorn Holdings, LLC, and Winokur, with respect to the Common Stock, par value $.01 per share ("COMMON STOCK"), of The WMF Group, Ltd. (the "COMPANY"), and amends Items 2, 3, 4, and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D.

         This Amendment No. 5 assumes that the number of shares of Common Stock outstanding as of December 22, 1998 was 6,248,990 shares, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 shares of Common Stock issued on January 14, 1999 to Capricorn II upon the conversion of all shares of Class A Preferred Stock held by Capricorn II ("CONVERSION SHARES"),
(iii) 132,806 Stand-By Shares which Capricorn II has committed to purchase pursuant to the Stand-By Purchase Agreement,(iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option, and (v) 84,607 shares of Common Stock issuable upon exercise of 84,607 Rights to purchase Common Stock issued to Capricorn Holdings, Inc. in the Rights Offering. In calculating the number of shares of Common Stock outstanding, this Amendment No. 5 does not include 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock.

ITEM 2.  IDENTITY AND BACKGROUND.

         The information previously furnished in response to this item is amended by adding thereto the following:

         Winokur Holdings, Inc. has filed an amendment to its certificate of incorporation to change its name to Capricorn Holdings, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information previously furnished in response to this item is amended by adding thereto the following:

         On February 5, 1999, the Company distributed on a pro rata basis Rights to all holders of record of Common Stock on February 1, 1999 in the Rights Offering. Capricorn Holdings, Inc. received on February 9, 1999, a subscription certificate evidencing 84,607 Rights. No other consideration was paid by Capricorn Holdings, Inc. in connection with its acquisition of Rights pursuant to the Rights Offering.

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended by adding thereto the following:

         On February 5, 1999, the Company distributed on a pro rata basis Rights to purchase 2,829,511 shares of Common Stock to all holders of record of Common Stock on

                               Page 6 of 8 Pages

February 1, 1999. Such holders received 1.072 Rights for each share of Common Stock held by them on such record date (rounded up or down to the nearest whole number). Capricorn Holdings, Inc. received on February 9, 1999, a subscription certificate evidencing 84,607 Rights. No other consideration was paid by Capricorn Holdings, Inc. in connection with its acquisition of Rights pursuant to the Rights Offering.

         In accordance with the terms of the Stock Purchase Agreement, Capricorn II, Phemus and Demeter agreed, among other things, not to exercise or transfer in any manner any of the Rights received by them in the Rights Offering. Capricorn II did not receive any subscription certificates evidencing Rights issuable to Capricorn II in respect of its ownership of shares of Common Stock. Each of Capricorn II, Capricorn Holdings, LLC and Mr. Winokur hereby disclaims beneficial ownership of any shares of Common Stock that, but for the provisions of the Stock Purchase Agreement, would be issuable to Capricorn II upon exercise of Rights held by Capricorn II.

         The acquisition of shares of Common Stock by Capricorn Holdings, Inc. described herein was effected in accordance with the stated intention of Capricorn Holdings, Inc, Capricorn II, Capricorn Holdings, LLC and Winokur to acquire a significant equity position in the Company and to influence the management, policies and activities of the Company, as previously described in
Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended by adding thereto the following:

         As of the date of this Amendment No. 5 to Schedule 13D, and based upon
(i) 5,299,383 shares of Common Stock outstanding as of December 22, 1998, as reported by the Company in its 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issued upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, (iv) the issuance of all 5,000 shares of Common Stock pursuant to the 1997 Option, and
(v) the issuance of 84,607 shares of Common Stock issuable to Capricorn Holdings, Inc. upon exercise of the Rights received by it pursuant to the Rights Offering, (a) Capricorn Holdings, Inc. is the direct beneficial owner of 163,532 shares of Common Stock, and Winokur is the indirect beneficial owner of the shares of Common Stock held by Capricorn Holdings, Inc.; Capricorn II is the direct beneficial owner of 1,701,012 shares of Common Stock, and Capricorn Holdings, LLC and Winokur are the indirect beneficial owners of the shares of Common Stock held by Capricorn II; and Winokur is the indirect beneficial owner of the 1,864,544 shares of Common Stock held through Capricorn Holdings, Inc. and Capricorn II; and (b) Capricorn Holdings, Inc. is the direct beneficial owner of shares equal to approximately 2.6% of the number of shares of Common Stock that were then outstanding; Capricorn II is the direct beneficial owner of shares equal to approximately 27.2% of the number of shares of Common Stock that were then outstanding; Capricorn Holdings, LLC is the indirect beneficial owner of shares equal to approximately 27.2% of the number of shares of Common Stock that were then outstanding; and Winokur is the indirect beneficial owner of shares equal to approximately 29.8% of the number of shares of Common Stock that were then outstanding.

                               Page 7 of 8 Pages

         As of the date of this Amendment No. 5 to Schedule 13D, Capricorn Holdings, Inc. and Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 163,532 shares of Common Stock held directly by Capricorn Holdings, Inc., (b) Capricorn II, Capricorn Holdings, LLC and Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 1,701,012 shares of Common Stock held directly by Capricorn II, and (c) Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 1,864,544 shares of Common Stock held through Capricorn Holdings, Inc. and Capricorn II.

         In calculating the number of shares of Common Stock outstanding, this Amendment No. 5 does not include 2,757,633 and 151,145 shares of Common Stock acquired by Demeter and Phemus, respectively, upon conversion of their shares of Class A Preferred Stock.

                               Page 8 of 8 Pages

                                    Signature
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1999
Date



CAPRICORN HOLDINGS, INC.
(formerly Winokur Holdings, Inc.)



By:  /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------
         Herbert S. Winokur, Jr., President

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1999
Date



CAPRICORN INVESTORS II, L.P.


By: Capricorn Holdings, LLC,
         its General Partner



By:  /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------
         Herbert S. Winokur, Jr., Manager

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1999
Date



CAPRICORN HOLDINGS, LLC



By:  /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------
         Herbert S. Winokur, Jr., Manager

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1999
Date



By:  /s/ HERBERT S. WINOKUR, JR.
   ---------------------------------------
         Herbert S. Winokur, Jr.